Exhibit 99.1

Suncor Energy to release first quarter 2026 financial results

Calgary, Alberta (April 21, 2026) Suncor Energy (TSX: SU) (NYSE: SU) will release its first quarter financial results on May 5, 2026 before 5:00 p.m. MT (7:00 p.m. ET).

A webcast to review the first quarter will be held on May 6, 2026 at 7:30 a.m. MT (9:30 a.m. ET). A question and answer period with analysts will follow brief remarks from management.

To listen to the webcast, please follow the instructions provided at https://www.suncor.com/en ca/investors/events-and-presentations. The event will be archived for 90 days.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information, visit suncor.com or find us on LinkedIn, Instagram and Facebook.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com